UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*
PENN VIRGINIA CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
70788V300 and 70788V102
(CUSIP Number)
James S. Matthews
Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
(972) 673-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Stephen M. Gill and Jeffery B. Floyd
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222
October 28, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V300 and 70788V102

1.	NAME OF REPORTING PERSON Denbury Resources Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 2,425,793 (See Note 1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,793 shares of Common Stock, par value $0.01 per share, of the Issuer (see Note 1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1% (see Note 2)
14.	TYPE OF REPORTING PERSON: CO

(1)
The Reporting Person does not own any shares of Penn Virginia Common Stock (as defined below). However, because the Reporting Person is a party to the Voting and Support Agreements (as defined below), the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 2,425,793 shares of Penn Virginia Common Stock (which includes 86,736 restricted stock units of Penn Virginia and 59,316 performance-based restricted stock units of Penn Virginia) with respect to the matters covered by the Voting and Support Agreements. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(2)
Calculation of percentage based on 15,073,776 shares of Penn Virginia Common Stock issued and outstanding as of October 22, 2018 (which excludes 214,551 restricted stock units of Penn Virginia and 178,142 performance-based restricted stock units of Penn Virginia), as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement (as defined below). For purposes of calculating the percentage, the total number of restricted stock units and performance-based restricted stock units of Penn Virginia that are subject to the Voting and Support Agreements (i.e., 146,052) have been excluded.

Item 1.    Security and Issuer

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.01 per share (the “Penn Virginia Common Stock”), of Penn Virginia Corporation, a Virginia corporation (the “Issuer” or “Penn Virginia”), the principal executive offices of which are located at 16285 Park Ten Place, Suite 500, Houston, TX 77084.

Item 2.    Identity and Background

This Schedule 13D is filed on behalf of Denbury Resources Inc., a Delaware corporation (the “Reporting Person” or “Denbury”).

The principal business address of Denbury is 5320 Legacy Drive, Plano, Texas 75024.

The principal business of Denbury is the exploration, development and acquisition of natural gas and oil properties.

During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Person is provided in Annex A to this Schedule 13D, which is incorporated by reference herein.

Item 3.    Source and Amount of Funds or Other Consideration

On October 28, 2018, Denbury entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Dragon Merger Sub Inc., a Virginia corporation and direct wholly owned subsidiary of Denbury (“Merger Sub”), and DR Sub LLC, a Virginia limited liability company and direct wholly owned subsidiary of Denbury (“LLC Sub”), pursuant to which Denbury will acquire the Issuer in exchange for cash and shares of Denbury common stock, par value $0.001 per share (the “Denbury Common Stock”).

On October 28, 2018, contemporaneously with the execution of the Merger Agreement, Denbury entered into voting and support agreements (each, a “Voting and Support Agreement” and, collectively, the “Voting and Support Agreements”), with (i) Strategic Value Partners, LLC (“SVP”) and certain investment funds directly and indirectly managed by SVP (collectedly, the “SVP Shareholders”), (ii) KLS Diversified Asset Management LP (“KLS”) and (iii) each director and executive officer of Penn Virginia (the “Penn Virginia Directors and Executive Officers” and, collectively with the SVP Shareholders and KLS, the “Specified Penn Virginia Shareholders”).

The shares of Penn Virginia Common Stock to which this Schedule 13D relates have not been purchased by Denbury, and no funds were expended in connection with the execution of either the Merger Agreement or the Voting and Support Agreements.

Item 4.    Purpose of the Transaction

Under the terms of the Merger Agreement, Merger Sub shall be merged with and into Penn Virginia (the “Merger”) and the separate corporate existence of Merger Sub shall cease, and Penn Virginia shall continue as the surviving entity in the Merger (the “Surviving Corporation”) as a direct wholly owned subsidiary of Denbury. Immediately upon the effectiveness of the Merger (the “Effective Time”), the Surviving Corporation shall be merged with and into LLC Sub and the separate corporate existence of the Surviving Corporation shall cease, and LLC Sub shall continue as the surviving entity.

Under the terms of the Merger Agreement, upon the Effective Time, each share of Penn Virginia Common Stock issued and outstanding immediately prior to the Effective Time (other than as described in the Merger Agreement) shall be converted into the right to receive, at the election of the holder of such share of Penn Virginia Common Stock, either, (i) $25.86 in cash without interest and 12.4 shares of Denbury Common Stock, (ii) $79.80 in cash without interest (the “Cash Election”), or (iii) 18.3454 shares of Denbury Common Stock (the “Stock Election”). The Cash and Stock Elections will be subject to proration to ensure that the total amount of cash paid to holders of Penn Virginia Common Stock is equal to $400 million.

The completion of the Merger is subject to certain customary mutual conditions, including (i) approval of the Merger Agreement by the holders of Penn Virginia Common Stock by the affirmative vote of more than two-thirds (2/3) of all votes entitled to be cast at a meeting of Penn Virginia’s shareholders, (ii) (A) approval of the issuance of Denbury Common Stock in connection with the Merger by the affirmative vote of the holders of a majority of shares of Denbury Common Stock represented in person or by proxy at a meeting of Denbury’s stockholders and (B) approval of an amendment to Denbury’s Second Restated Certificate of Incorporation to increase the number of shares of Denbury Common Stock authorized for issuance thereunder by the affirmative vote of holders of a majority of the outstanding shares of Denbury Common Stock entitled to vote thereon, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, (iv) the absence of any governmental order or law that prevents, makes illegal or prohibits the consummation of the Merger, (v) Denbury’s registration statement on Form S-4 having been declared effective by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, (vi) the Denbury Common Stock issuable in connection with the Merger having been authorized for listing on the New York Stock Exchange, upon official notice of issuance, and (vii) the receipt by each party of a customary opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. tax code. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

As an inducement to Denbury entering into the Merger Agreement, concurrently with the execution of the Merger Agreement Denbury entered into the Voting and Support Agreements with the Specified Penn Virginia Shareholders. The Voting and Support Agreements require, subject to the terms and conditions thereof, that the Specified Penn Virginia Shareholders vote their shares of Penn Virginia Common Stock in favor of the Merger and any other matter presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions or matters contemplated by the Merger Agreement.

The Voting and Support Agreements restrict the Specified Penn Virginia Shareholders from selling, transferring or otherwise disposing of Penn Virginia Common Stock owned by such Specified Penn Virginia Shareholders until the termination of the Merger Agreement or the approval of the Merger Agreement by Penn Virginia shareholders, whichever is earlier.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which the Issuer would become a direct wholly owned subsidiary of the Reporting Person, (ii) the cessation of each existing Issuer director’s role as a director of Issuer, (iii) material changes in the capitalization, dividend policy and corporate structure of the Issuer, (iv) the restatement of the Issuer’s charter and bylaws, (v) the termination of the Issuer’s listing on Nasdaq and (vi) the termination of the Penn Virginia Common Stock’s registration under Section 12(g)(4) of the Exchange Act. Except for the transactions contemplated by the Merger Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting and Support Agreements set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement included as Exhibit A and the Voting and Support Agreements included as Exhibit B, Exhibit C and Exhibit D, which are incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of Penn Virginia Common Stock. However, because of the Specified Penn Virginia Shareholders’ obligations under the Voting and Support Agreements, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 2,425,793 shares of Penn Virginia Common Stock in favor of the approval of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement. Thus, for purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 2,425,793 shares of Penn Virginia Common Stock.

The shares of Penn Virginia Common Stock subject to the Voting and Support Agreements represent 15.1% of the outstanding shares of Penn Virginia Common Stock, based on a total of 15,073,776 shares of Penn Virginia Common Stock outstanding as of October 22, 2018 (excluding all restricted stock units and performance-based restricted stock units of Penn Virginia), as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement. Including all restricted stock units and performance-based restricted stock units of Penn Virginia and any such units subject to the Voting and Support Agreements, the shares of Penn Virginia Common Stock subject to the Voting Agreements represent 15.7% of the shares of the outstanding Penn Virginia Common Stock, based on a total of 15,466,469 shares of Penn Virginia Common Stock (which total includes 214,551 restricted stock units of Penn Virginia and 178,142 performance-based restricted stock units of Penn Virginia), as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Penn Virginia Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(c)     Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting and Support Agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the shares of Penn Virginia Common Stock during the past 60 days.

(d)     The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of Penn Virginia Common Stock subject to the Voting and Support Agreements. The Reporting Person will have no pecuniary interest in shares of Penn Virginia Common Stock unless and until the transactions contemplated by the Merger Agreement are consummated.

(e)     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Merger Agreement and the Voting and Support Agreements in Item 4 are hereby incorporated into this Item 6 by reference. The copy of the Merger Agreement included as Exhibit A and the copy of the Voting and Support Agreements included as Exhibit B, Exhibit C and Exhibit D, are incorporated by reference herein.

In addition, pursuant to that certain Confidentiality Agreement between the Reporting Person and the Issuer, dated July 26, 2018, the Reporting Person has agreed that for a period of 18 months following the date of the Confidentiality Agreement, unless specifically invited by the Issuer, it will not, and will cause its affiliates and subsidiaries not to, among other things, (i) effect (A) any acquisition of securities of the Issuer, (B) any tender offer or exchange offer involving the Issuer, (C) any recapitalization or other extraordinary transaction with respect to the Issuer or (D) any solicitation of proxies or consents to vote any voting securities of the Issuer, (ii) form, join or participate in any “group” (as defined under the Exchange Act) with respect to the Issuer or (iii) (A) seek representation on or to control or influence the management or board of directors of the Issuer, (B) seek the removal of any member of the management or board of directors of the Issuer or (C) otherwise seek to control or influence the management or board of directors or the policies of the Issuer.

Except as set forth herein, there are no contracts, understandings or relationships between the Reporting Person and any other person with respect to the Penn Virginia Common Stock.

Item 7.    Material to be Filed as Exhibits

Exhibit	Description
A
Agreement and Plan of Merger among Denbury Resources Inc., Penn Virginia Corporation, Dragon Merger Sub Inc. and DR Sub LLC, dated as of October 28, 2018 (attached as Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-12935) filed with the Securities and Exchange Commission on October 29, 2018 and incorporated herein in its entirety by reference).

B
Voting and Support Agreement, by and among Denbury Resources Inc. and Strategic Value Partners, LLC (on behalf of certain investment funds managed by Strategic Value Partners, LLC), dated as of October 28, 2018 (attached as Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-12935) filed with the Securities and Exchange Commission on October 29, 2018 and incorporated herein in its entirety by reference).

C
Voting and Support Agreement, by and between Denbury Resources Inc. and KLS Diversified Asset Management LP, dated as of October 28, 2018 (attached as Exhibit 10.2 to the Reporting Person’s Current Report on Form 8-K (File No. 001-12935) filed with the Securities and Exchange Commission on October 29, 2018 and incorporated herein in its entirety by reference).

D
Voting and Support Agreement, by and among Denbury Resources Inc. and John A. Brooks, David Geenberg, Michael Hanna, Darin G. Holderness, Jerry R. Schuyler, Frank Pottow, Steven A. Hartman and Benjamin Mathis, dated as of October 28, 2018 (attached as Exhibit 10.3 to the Reporting Person’s Current Report on Form 8-K (File No. 001-12935) filed with the Securities and Exchange Commission on October 29, 2018 and incorporated herein in its entirety by reference).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2018
DENBURY RESOURCES INC.

	By:	/s/ James S. Matthews
James S. Matthews
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Annex A
Directors and Executive Officers of Reporting Person
The name and citizenship of each director and executive officer of the Reporting Person are set forth below. The business address of each person listed below is 5320 Legacy Drive, Plano, Texas 75024. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation and Business Address	Citizenship

Directors

John P. Dielwart	Chairman of the Board of the Reporting Person, Vice-Chairman ARC Financial Corp.	United States

Michael B. Decker	Partner with Wingate Partners	United States

Christian S. Kendall	Director, President and Chief Executive Officer of the Reporting Person	United States

Gregory L. McMichael	Independent Consultant	United States

Dr. Kevin O. Meyers	Independent Consultant	United States

Lynn A. Peterson	Chairman of the Board, President, and Chief Executive Officer of SRC Energy Inc.	United States

Randy Stein	Independent Consultant	United States

Laura A. Sugg	Independent Consultant	United States

Executive Officers

Christian S. Kendall	Director, President and Chief Executive Officer	United States

Mark C. Allen	Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	United States

James S. Matthews	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary	United States